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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 14D-9/A
                               (Amendment No. 4)


               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               CIRCON CORPORATION
                           (Name of Subject Company)

                               CIRCON CORPORATION
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.01 par value

                         (Title of Class of Securities)

                                  172736 10 0
                     (CUSIP Number of Class of Securities)

                                RICHARD A. AUHLL
                     President and Chief Executive Officer
                               Circon Corporation
                             6500 Hollister Avenue
                        Santa Barbara, California 93117
                                 (805) 685-5100

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

                                    Copy to:

                             LARRY W. SONSINI, ESQ.
                       Wilson, Sonsini, Goodrich & Rosati
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (415) 493-9300

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    This Amendment No. 4 supplements the Schedule 14D-9 of Circon Corporation, a
Delaware corporation (the "Company"), filed with the Securities and Exchange Commission ("SEC") on August 15, 1996, and as subsequently amended, relating to a Tender Offer Statement on Schedule 14D-1, dated August 2, 1996 (the "Schedule 14D-1"), filed with the SEC by USS Acquisition Corp. (the "Purchaser"), a Delaware corporation and wholly-owned subsidiary of United States Surgical Corporation, a Delaware corporation ("USS"), relating to an offer the ("Offer") by Purchaser to purchase all outstanding Shares at a price of $18.00 per Share, net to the seller in cash, without interest thereon.



ITEM 4.  THE SOLICITATION OR RECOMMENDATION



    (a) On August 1, 1996, Leon C. Hirsch, President and Chief Executive Officer of USS, advised Richard A. Auhll, President and Chief Executive Officer of the Company, that USS was commencing the Offer the next day. Neither Mr. Auhll, nor any other member of the Company's senior management or Board of Directors had any other prior notice of the Offer, nor were they aware of USS's intention to make the Offer.



    On August 5, 1996, the Company's Board of Directors (the "Board") convened a meeting, where the Board, with the assistance of senior management and Wilson Sonsini Goodrich & Rosati ("WSGR"), reviewed the Company's financial performance and the Offer, including its terms and conditions. The Board also discussed potential defensive measures in response to the Offer, including the implementation of a Stockholders Rights Plan. In addition, the Board decided to retain Bear, Stearns & Co. Inc. ("Bear Stearns") to serve as financial advisors to the Company and assist the Board in considering and analyzing the Offer.



    On August 8, 1996, the Board convened an additional meeting, where the Board continued its analysis of the Offer and the implementation of a Stockholders Rights Plan. The Board also reviewed the Company's financial performance, business strategy and strategic plan. The Board instructed management and the Company's financial advisors to continue examining the Company's strategic plan and to provide the Board with further analyses at the next Board meeting.



    On August 13, 1996, the Board held an additional meeting to finalize its review of the Offer and to make a recommendation in response to the Offer. In addition, the Board determined that the implementation of a Stockholders Rights Plan would be in the best interests of the Company and its stockholders. The Board unanimously approved the Stockholders Rights Plan previously furnished to the Board and instructed management to implement the Plan.



    At the August 13, 1996 meeting, the Board determined that the best means for providing value to its stockholders is for the Company to continue to pursue its strategic plan and not to be put up for sale at this time. The Board unanimously concluded that the Offer is inadequate and not in the best interests of the Company and its stockholders. In particular, the Board determined that the Company's strategic plan offers the potential for greater long-term benefits for the Company's stockholders than the Offer based on, among other things, greater opportunities for business expansion, revenue and earnings growth, as well as benefits following the full integration of the business of Cabot Medical Corporation ("Cabot") into the Company.



    ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.



    A copy of a letter to stockholders communicating the Board's recommendation and a form of press release announcing such recommendation are filed as Exhibits 5 and 6 hereto, respectively, and are incorporated herein by reference.



    (b) In reaching the conclusions referred to in Item 4(a), the Board of Directors took into account numerous factors, including but not limited to the following:



        (i) The Board's familiarity with the business, financial condition, prospects and current business strategy of the Company, the nature of the business in which the Company operates and the Board's belief that the Offer does not reflect the long-term values inherent in the Company. In this regard, the Board particularly considered the following:

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ITEM 4. THE SOLICITATION OR RECOMMENDATION  (CONTINUED)


        - The Company's reputation as a provider of quality products and services and its position in its industry as a technological leader and innovator.



        - The market share of the Company in the urology and gynecology markets and new products planned for introduction in the future.



        - The expected growth rates of the markets for urological and gynecological products and the product position of the Company in such markets.



        - The Company's long-term sales plan, including the effects of products under development and enhancements to current products.



        - The cost savings and growth impact of the Cabot acquisition which the Company expects to realize, including cost savings from programs already in process and those that are currently planned.



        - The historical trading price of the Company's Common Stock, including the Board's belief, based in part on the factors referred to above, that the trading price for the Company's Common Stock immediately prior to commencement of the Offer did not reflect the long-term value inherent in the Company. In this regard, the Board noted that the Offer represented a 23% discount from the highest closing price of the Common Stock during the 12-month period preceding the Offer.



        - The risks inherent in achieving the Company's business plan.



        (ii) The Company's prospects for future growth and profitability, based on the Company's strategic plan, the various strategic initiatives which have been implemented and investments that have been made over the past several years, including the acquisition of Cabot, and other opportunities that will be available in the future, the availability in the future of certain new products and enhancements to current products in various stages of development, and current conditions in the businesses in which the Company operates.



        (iii) The opinion of Bear Stearns to the effect that the consideration offered pursuant to the Offer is inadequate from a financial point of view to the stockholders of the Company (excluding USS and its affiliates). A copy of the written opinion of Bear Stearns which sets forth the assumptions made, matters considered and basis for their review is filed as Exhibit 7 hereto and incorporated herein by reference.



        (iv) The Board's commitment to protecting the best interests of the Company's stockholders.



        (v) The disruptive effect of the Offer on the Company's employees, suppliers and customers.



        (vi) The numerous conditions to which the Offer is subject.



    The Offer is conditioned upon, among other things, the acquisition of Shares pursuant to the Offer and the proposed merger following the Offer having been approved pursuant to Section 203 of the Delaware General Corporation Law ("Section 203") or the Purchaser being satisfied in its sole discretion that
Section 203 is otherwise inapplicable to the acquisition of Shares pursuant to the Offer and the proposed merger. In light of the Board's decision discussed above, the Board has determined to take no action which would render Section 203 so inapplicable.



    In view of the wide variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations.


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ITEM 4. THE SOLICITATION OR RECOMMENDATION  (CONTINUED)


    On August 30, 1996, USS announced that the expiration of the Offer had been extended to September 30, 1996. That day, the Company issued a press release relating to USS's announcement. A copy of this press release is filed as Exhibit 20 to this statement.



ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS



Exhibit 1(F)    The "Board Compensation," "Remuneration of Officers," "Report of the
                 Compensation Committee" and "Compensation Committee Interlocks and
                 Insider Participation" sections of the Proxy
Exhibit 2(F)    Article Ninth of Certificate of Incorporation, as amended
Exhibit 3(F)    Article V of the Bylaws
Exhibit 4(F)    Form of Indemnification Agreement
Exhibit 5*(F)   Letter to Stockholders regarding Board's Recommendation
Exhibit 6(F)    Press Release Announcing Board's Recommendation
Exhibit 7(F)    Opinion of Bear, Stearns & Co. Inc.
Exhibit 8*(F)   Summary of Stockholders Rights Plan
Exhibit 9(F)    Press Release of the Company dated August 5, 1996
Exhibit 10(F)   Letter to Employees Regarding the Offer
Exhibit 11(F)   Complaint of William Steiner against the Company, its Directors and certain of its officers, filed on or about August 15, 1996
Exhibit 12(F)   Complaint of Charles Miller against the Company, its Directors and certain of its officers, filed on or about August 15, 1996
Exhibit 13(F)   Complaint of F. Richard Manson against the Company, its Directors and certain of its officers, filed on or about August 15, 1996
Exhibit 14(F)   Press Release of the Company dated August 19, 1996
Exhibit 15(F)   Management Retention Plan
Exhibit 16(F)   Sales Force Retention Plan
Exhibit 17(F)   Managers, Professionals and Key Contributors Retention Plan
Exhibit 18(F)   Press Release of the Company dated August 27, 1996
Exhibit 19(F)   Letter to Employees Regarding the Retention Plans
Exhibit 20      Press Release of the Company dated August 30, 1996


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    *   Included in copy mailed to stockholders

    (F) Previously filed

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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


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
Dated: August 30, 1996                         CIRCON CORPORATION

                                               By: /s/ Richard A. Auhll
                                                   Richard A. Auhll
                                                   PRESIDENT AND CHIEF EXECUTIVE OFFICER
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